						Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	26-Week Period Ending	Fiscal Year
(dollars in thousands)	Dec. 27, 2014	June 28, 2014	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010 (2)

Earnings before income taxes	$673,064	$1,475,624	$1,547,455	$1,784,002	$1,827,454	$1,849,589
Add: Fixed charges	122,101	147,922	153,840	154,965	151,990	155,644
Subtract: Capitalized interest	920	1,097	4,242	20,816	13,887	9,997
Total	$794,245	$1,622,449	$1,697,053	$1,918,151	$1,965,557	$1,995,236

Fixed Charges:
Interest expense	$107,976	$123,741	$128,495	$113,396	$118,267	$125,477
Capitalized interest	920	1,097	4,242	20,816	13,887	9,997
Rent expense interest factor	13,205	23,084	21,103	20,753	19,836	20,170
Total	$122,101	$147,922	$153,840	$154,965	$151,990	$155,644

Ratio of earnings to fixed charges (1)	6.5	11.0	11.0	12.4	12.9	12.8

(1) For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized).  “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.

(2) The fiscal year ended July 3, 2010 was a 53-week year.